Rachel E. Geiersbach
Senior Attorney

Direct: 540-561-1632
August 19, 2009	Fax: 540-561-1448
Rachel.geiersbach@advance-auto.com

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Via Facsimile AND EDGAR

Re:     Advance Auto Parts, Inc.

Dear Mr. Owings,

This letter follows up our discussion with Mara Ransom on August 8, 2009 and sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated July 21, 2009, of the staff of the Division of Corporation Finance (the “Staff”) to the Definitive Proxy Statement on Schedule 14A filed on April 14, 2009 (the “2009 Proxy Statement”).  In order to ease your review, we have repeated the comment in its entirety.

Definitive Proxy on Schedule 14A

Compensation Discussion & Analysis, page 13

Annual Incentive Plan, page 16

1.
We note that your incentive bonus amounts are tied to performance measures based upon budgeted amounts for DIY sales, commercial sales, and operating income.  As we previously requested, please disclose the target amounts that were set by your Compensation Committee in February 2008.  Refer to our comment letters dated December 31, 2007 and February 13, 2008 and your response letter dated February 28, 2008.  Please revise your Form 10-K to provide this disclosure.  To the extent you believe disclosure of these targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

H. Christopher Owings
United States Securities and Exchange Commission
August 19, 2009

Response:  The Company notes the Staff’s comment and agrees to disclose in its future filings the budget targets for the prior fiscal year in its Compensation Discussion & Analysis.  However, the Company respectfully requests that the Staff accept a commitment from the Company to provide these target amounts in future filings rather than requiring an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 because the Company made a good faith attempt to comply with the Staff’s prior comments set forth in the comment letters dated December 31, 2007 and February 13, 2008 (the “Prior Comment Letters”) and the omission of the 2008 target amounts was inadvertent.

The Prior Comment Letters contained a number of comments to the Company’s Compensation Discussion & Analysis disclosure contained in its Definitive Proxy Statement on Schedule 14A for its 2007 Annual Meeting of Stockholders (the “2007 Proxy Statement”).  In response to the Staff’s comments, the Company undertook a substantial review and revision of its Compensation Discussion & Analysis disclosure to address the Staff’s comments from the Prior Comment Letters as well as provide additional disclosure regarding the Company’s compensation programs to address positions expressed by the Commission in various Interpretive Releases by the Commission relating to executive compensation disclosure.  The Company’s Compensation Committee also engaged Fredric W. Cook & Co., Inc., as compensation consultants, to assist with the Company’s compensation program and disclosure in the Company’s public filings.

Specifically, in the 2008 and 2009 Proxy Statements, the Company included a comprehensive description of the performance measures for annual incentive compensation, including (i) the relative weight applied to each performance measure, (ii) the threshold, target, maximum and actual payout for each performance measure and (iii) the actual performance achieved as compared to each performance measure.  The Company included this information in the 2009 Proxy Statement for 2008 and in the 2008 Proxy Statement for both 2007 and 2006 to address the questions raised by the Staff in the Prior Comment Letters and to fulfill its commitment to the Staff to provide such information for 2006.  At the time of its respective proxy filings, the Company believed the steps taken above fulfilled its commitment to the Staff in providing this information in the 2008 Proxy Statement and 2009 Proxy Statement.  The Company commits to provide the numeric target amounts set by the Compensation Committee for the prior year in the future filings.

The Company submits that it has made a good faith effort to comply with the commitment in the Prior Comment Letters and believes that it has significantly improved its disclosure relating to executive compensation beyond the Staff’s specific comments in the Prior Comment Letters.  Accordingly, the Company respectfully requests that the Staff confirm that a commitment from the Company to disclose target amounts in future filings is acceptable to the Staff.

H. Christopher Owings
United States Securities and Exchange Commission
August 19, 2009

Conclusion:

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

We appreciate your time and your attention to the Company’s response to your comment.  Should you have any questions or comments with respect to this filing, please call me at 540-561-1632 or fax at 540-561-1448.

Sincerely,

/s/ Rachel E. Geiersbach

Rachel E. Geiersbach

cc:	Mara L. Ransom (Securities and Exchange Commission)
Michael A. Norona (CFO – Advance Auto Parts)
Christina Melendi (Bingham McCutchen LLP)